EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in the following Registration Statements:

(1)     Registration Statement (Form S-3 No. 333-139611) pertaining to the registration, as amended, of $250 million of 6.00% Senior Notes due 2016 and $150 million of 6.625% Senior Notes due 2036, and

(2)     Registration Statement (Form S-8 No. 333-71024) pertaining to the Joy Global Inc. 2003 Stock Incentive Plan;

of our reports dated December 17, 2007, with respect to the consolidated financial statements and schedule of Joy Global Inc., and the effectiveness of internal control over financial reporting of Joy Global Inc., included in this Annual Report (Form 10-K) of Joy Global Inc. for the year ended October 26, 2007.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
December 19, 2007